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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO._____)


                          CORNERSTONE PROPERTIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


             ----------------------------------------------------
                                 (CUSIP Number)

                               DONALD W. DELUCA
                           10 CORPORATE WOODS DRIVE
                          ALBANY, NEW YORK 12211-2395
                                (518-447-2722)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               NOVEMBER 27, 1996
             ----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                              Page 1 of 6 Pages

                                SCHEDULE 13D
----------------------------                -------------------------
CUSIP NO.___________                        PAGE 2    OF      6 PAGES
----------------------------                -------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        NEW YORK STATE TEACHERS' RETIREMENT SYSTEM
        IRS IDENTIFICATION NO. 14-6000735
----------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) [ ]
        N/A                                                                                                 (b) [ ]
----------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC
----------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]

----------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OR ORGANIZATION
        NEW YORK
----------------------------------------------------------------------------------------------------------------------
                                                   7          SOLE VOTING POWER
                         NUMBER OF                                6,896,550
                           SHARES               ----------------------------------------------------------------------
                        BENEFICIALLY               8          SHARED VOTING POWER
                          OWNED BY                                0
                            EACH                ----------------------------------------------------------------------
                         REPORTING                 9          SOLE DISPOSITIVE POWER
                           PERSON                                 6,896,550
                            WITH                ----------------------------------------------------------------------
                                                   10         SHARED DISPOSITIVE POWER
                                                                  0
----------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   6,896,550
----------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]
----------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               25.1%
----------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
               EP
----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common stock, without par value (the "Common Stock"), of Cornerstone Properties Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 126 East 56th Street, New York, New York 10022.

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this statement is New York State Teachers' Retirement System, a public pension system created under the New York Education Law and having the powers of a corporation pursuant to Section 502 thereof (the "System"). The System's principal business is the payment of pensions and annuities to teachers and their beneficiaries. The address of its principal business and principal office is 10 Corporate Woods Drive, Albany, New York 12211-2395.

     During the last five years, the System has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the System has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of all funds used to purchase 689,655 shares of the Issuer's 8% Cumulative Convertible Preferred Stock, without par value (the "Preferred Stock"), was general investment funds. Each share of Preferred Stock is convertible at any time by the holder thereof into ten shares of the Issuer's Common Stock, subject to certain anti-dilution adjustments. The amount of funds used to purchase the Preferred Stock was $100,000,000.

ITEM 4.   PURPOSE OF TRANSACTION.

     The shares of Preferred Stock purchased by the System have been acquired for investment purposes.

     The System may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on the Issuer's business, prospects and financial condition, general economic conditions, economic conditions in the markets in which the Issuer operates, the market for the

                               Page 3 of 6 Pages

Common Stock and Preferred Stock, the availability of funds, other opportunities available to the System, and other considerations.

     As long as the System holds $50,000,000 or more of the Preferred Stock, the System has the right to nominate one director to the Issuer's Board of Directors to be elected by the holders of Preferred Stock.

     On November 27, 1996, George A. Davis, an employee of the System, was elected to the Board of Directors of the Issuer.

     At any time a purchaser of Preferred Stock acquires $50,000,000 or more of the Preferred Stock and is designated by the System as an approved purchaser (an "Approved Purchaser"), such Approved Purchaser shall be entitled to nominate one additional director to the Issuer's Board of Directors to be elected by the holders of Preferred Stock.

     Except as discussed above, the System has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) -
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) On November 22, 1996, the System purchased from the Issuer in a private placement transaction 689,655 shares of the Preferred Stock for an aggregate consideration of $100,000,000. Each share of Preferred Stock is convertible at any time by the holder thereof into ten shares of the Issuer's Common Stock, subject to certain anti-dilution adjustments. Assuming the conversion of all shares of Preferred Stock owned by the System, the System would be the beneficial owner of 6,896,550 shares the Issuer's Common Stock, representing 25.1% of the Issuer's issued and outstanding Common Stock (based upon the number of shares of Common Stock outstanding on November 14, 1996, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the nine months ended September 30, 1996).


                               Page 4 of 6 Pages

     (b) The System has the sole voting and dispositive power with respect to all of the shares of Preferred Stock held by it and upon the conversion would have the sole voting and dispositive power with respect to all shares of Common Stock held by it.

     (c) The System had not effected a transaction in the Common Stock or the Preferred Stock during the sixty days preceding the date of this Statement.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Issuer and the System entered into a stockholders' agreement, dated as
of November 22, 1996 (the "Stockholders' Agreement").   The terms of the
Stockholders' Agreement provide for, among other items, certain voting requirements and certain transfer restrictions.

     Pursuant to the Stockholders' Agreement, as long as the System holds shares of Preferred Stock with an aggregate stated value equal to or in excess of $50,000,000, the System shall be entitled to designate the one director whom the holders of Preferred Stock are required to elect to the Board of Directors of the Issuer. In addition, at any time when an Approved Purchaser holds shares of Preferred Stock with an aggregate stated value equal to or in excess of $50,000,000, such Approved Purchaser shall be entitled to designate an additional director whom the holders of the Preferred Stock are required to elect at such time.

     Pursuant to the Stockholders' Agreement, the holders of shares of Preferred Stock are also subject to certain transfer restrictions which are designed to preserve the validity of the initial private placement of the Preferred Stock. The terms of the Stockholders' Agreement are set forth in more detail in the exhibit incorporated by reference at Item 7 of this
Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      1.   The Stockholders' Agreement between Cornerstone Properties
           Inc., the New York State Teachers' Retirement System, and the purchasers of 8% Cumulative Convertible Preferred Stock which may become a party thereto from time to time.

                               Page 5 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               December 6, 1996
                               ------------------------------------------
                               Date


                               NEW YORK STATE TEACHERS' RETIREMENT SYSTEM



                               By:  /s/ Donald W. DeLuca
                                    -------------------------------------
                                    Name: Donald W. DeLuca
                                    Title: Director of Administration

                               Page 6 of 6 Pages